May 10, 2021

Mr. Robert Shapiro

Mr. Doug Jones

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549-3628

RE:	New Starship Parent Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed March 26, 2021

File No. 333-253142

Dear Mr. Shapiro and Mr. Jones:

This letter is sent in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated April 12, 2021 (the “Comment Letter”) regarding the above-referenced submission of Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) of New Starship Parent Inc. (the “Company”).

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter. Page number references in the text of the Company’s responses correspond to page numbers in the Registration Statement unless otherwise noted. Capitalized terms used in the Company’s responses below but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement. Concurrently herewith, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Morgan, Lewis & Bockius llp

101 Park Avenue
New York, NY 10178-0060	+1.212.309.6000
United States	+1.212.309.6001

Mr. Robert Shapiro

Mr. Doug Jones

May 10, 2021

Amendment No. 1 to Registration Statement on Form S-4

Summary Unaudited Pro Forma Condensed Combined Financial Information

Description of Transactions

Consideration, page 40

1.	Comment: It appears note (a) to the table on page 41 may apply to the lines in the table for Warrants issued to Payoneer Warrants holder and Options issued to Payoneer Option holders. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 41 of Amendment No. 2 to properly apply note (a) to the lines in the table for Warrants issued to Payoneer Warrants holders and Options issued to Payoneer Option holders.

2.	Comment: For notes (b) through (d) to the table on page 41, please present here the amounts or computations for the variables that form the basis for amounts in the table, or cross reference to where in the filing such amounts/computations may be found. By way of example, some, but not all, of these variables are “Exchange Ratio,” “Equity Value,” “Cashout Vested Company Options,” “Per Share Merger Consideration Value,” “Per Share Cash Consideration,” the number of instruments (e.g., shares, warrants, options, RSUs, “Outstanding Company Equity Securities,” etc.), and aggregate per share exercise price for company warrants and options. Please include any assumptions made in determining the respective amounts and computations.

Response: In response to the Staff’s comment, the Company has added a disclosure on page 40 of Amendment No. 2 to better define and disclose all the terms in the Reorganization Agreement. The Company also added on Page 41 references and disclosed the underlying amounts and computations.

Ownership, page 41

3.	Comment: In regard to note (b) on page 42, it appears the number of shares of 137,517,532 represents the sum of Payoneer’s preferred stock and share capital shares at December 31, 2020 per the audited financial statements. Please specify what the “Existing Payoneer Shareholders” represents and the number of shares attributed to each component above.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 42 of Amendment No. 2 to more clearly define the Existing Payoneer Shareholders and the number of shares attributed to each component.

Mr. Robert Shapiro

Mr. Doug Jones

May 10, 2021

4.	Comment: In regard to note (c) on page 42, it appears the number of shares may vary according to the source referenced in the note. If true, please clarify your disclosure in this regard and show in the note the effects of the variability on the number of shares in the table to which the note applies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on note (c) page 42 of Amendment No. 2 to better explain the variability of the number of shares in the table.

5.	Comment: In regard to note (e) on page 42, please clarify for us whether the number of shares may vary, and if so, show in the note the effects of the variability on the number of shares in the table to which the note applies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on note (e) page 42 of Amendment No. 2 to better explain the variability of the number of shares in the table.

FTOC’s Board of Directors’ Reasons for the Approval of the Reorganization, page 96

6.	Comment: We note your response to comment 17 and disclosure that the negotiations were focused on the valuation of Payoneer and the consideration being paid to acquire Payoneer. We also note that this section does not explicitly discuss the FTOC Board’s consideration of these factors, as either a positive or deterrent factor. Please revise this section to discuss the FTOC Board’s consideration of these factors in recommending shareholder approval for the proposed transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 100.

Certain Payoneer Forecasts, page 99

7.	Comment: We note your response to comment 18 as well as your disclosure that the financial projections are based upon numerous estimates and assumptions. Please disclose the material estimates and assumptions underlying the financial projections. In this regard, we note that you have only provided high-level, narrative disclosure and do not quantify the estimates and assumptions.

Response: The Company respectfully advises the Staff that Payoneer does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the reorganization process, certain financial forecasts for fiscal years 2021 and 2022 were prepared by Payoneer’s management and made available to FTOC.

In response to the Staff’s comment, the Company has revised the disclosure on Certain Payoneer Forecasts on page 101 of Amendment No. 2 to explain in more detail the material estimates and assumptions underlying the financial projections.

Mr. Robert Shapiro

Mr. Doug Jones

May 10, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 152

8.	Comment: In regard to note (C) on page 153, please specify all amounts contributing to calculating the respective cash distributions. In particular, state what the “Per Share Cash Consideration” and “respective exercise price of the vested options” are and the calculation of each as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on note (c) page 156 of Amendment No. 2 to include the amounts contributing to calculating the respective cash distributions.

9.	Comment: In regard to note (N) on page 154, it appears the number of shares for conversion of Legacy Payoneer preferred stock to Legacy Payoneer common stock should be 111,452,020 per information in the filing. Please revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on note (N) page 157 of Amendment No. 2 to address the typo.

10.	Comment: In regard to note (N) on page 154, please disclose how the number of shares for “Additional Stock issued for Payoneer as per consideration” and “Reclassification of common stock subject to redemption (FTOC)” were determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on note (N) page 157 of Amendment No. 2 to disclose how the number of shares for "Additional Stock issued for Payoneer as per consideration" and "Reclassification of common stock subject to redemption (FTOC)" were determined.

Note 4. Loss Per Share, page 154

11.	Comment: Please show us how the number of shares for legacy Payoneer stockholders in the table on page 155 was calculated.

Response: The Company respectively advises the Staff that the number of shares have been calculated as follows:

	Assuming no redemption	Assuming maximum redemption
Weighted average common shares outstanding — basic and diluted (a)	25,004,093	25,004,093

Number of Legacy Payoneer common stock outstanding prior to the reorganization (b)	26,065,512	26,065,512
Number of common stock outstanding after the Reorganization as a result of conversion of Legacy Payoneer common shares (c)	41,799,846	45,636,252

Ratio used (c)/(b)	1.604	1.751

Legacy Payoneer stockholders (a)*(c)/(b) - amount presented and used for Pro Forma LPS	40,097,706	43,777,889

(b) please refer to note (b) referenced in the Ownership table presented on page 148 of Amendment No. 2.

Mr. Robert Shapiro

Mr. Doug Jones

May 10, 2021

Key Metrics and Non-GAAP Financial Measures

Transaction Profit and Transaction Profit Margin, page 196

12.	Comment: Refer to your response to prior comment 28. Your state the comparable GAAP measure to your non-GAAP measure “transaction profit” is “operating income (loss).” However, it appears the comparable GAAP measure should be “gross profit” as calculated on a GAAP basis, even if not presented on your statement of income (loss). Please revise your presentation accordingly. In doing so, please tell us how you calculate gross profit on a GAAP basis.

Response: This response is provided following a phone call the Company has held with representatives of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on April 28, 2021. The Company believes that by providing a reconciliation between its Non-GAAP measure and a GAAP measure such as Gross Profit, which the Company does not measure or review, as it does not consider it to be a meaningful measure of its performance, may negatively affect investors ability to analyze Payoneer's business performance. The Company has therefore revised the disclosure on Key Metrics and Non-GAAP Financial Measures and has eliminated any reference to Transaction Profit and Transaction Profit Margin

Material U.S. Federal Income Tax Considerations, page 237

13.	Comment: We note your response to comment 29 and your revised disclosure, which appears to summarize a long-form tax opinion to be provided by Morgan, Lewis & Bockius LLP related to the tax treatment of the domestication as an F reorganization and the FTOC merger as a Section 351 exchange. We note, however, that the Effects of the Domestication on U.S. Holders section on page 239 and The FTOC Merger section on page 243 appear to contain other material federal income tax consequences, which are not covered by the tax opinion but should be. Please revise these sections accordingly to reflect that they are the opinion of counsel and file a tax opinion that addresses the material federal income tax consequences to investors. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: In response to the Staff’s comment, we have revised the disclosure to provide that it is the opinion of Morgan, Lewis & Bockius LLP that the discussion in the sections of the Registration Statement entitled “U.S. Federal Income Tax Considerations — U.S. Holders — Effects of the Domestication” and “U.S. Federal Income Tax Considerations — U.S. Holders — The FTOC Merger” address the material U.S. federal income tax considerations of the Domestication and the FTOC Merger, respectively, to U.S. Holders (as such terms are defined in the Registration Statement) and is accurate in all material respects. We have attached this short-form opinion as Exhibit 8.1 to the Registration Statement. Morgan, Lewis & Bockius LLP will not be providing a long-form opinion as to the tax treatment of either the Domestication or the FTOC Merger.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at 212.309.6763 or Howard A. Kenny at 212.309.6843. Thank you for your time and consideration.

Very truly yours,

/s/ Jeffrey A. Letalien

cc: FTAC Olympus Acquisition Corporation

May 10, 2021